MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

August 18, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)
       -------------------------------------------------------------------------

Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") regarding the Trust's post-effective amendment no. 265, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 266, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Cornerstone Advisors Core Plus Bond Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm if the fees and expenses incurred indirectly by the Fund as a result of the investment in shares of one or more acquired funds are expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year. If so, add an "Acquired Fund Fees and Expenses" subcaption to the "Annual Fund Operating Expenses" table and disclose in the subcaption the estimated fees and expenses to be incurred indirectly by the Fund as a result of the investment in shares of one or more acquired funds during the current fiscal year.


                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

Trace Rakestraw, Esq.
August 18, 2016
Page 2

     RESPONSE. The Adviser confirms that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year.

2. COMMENT. Please confirm that the "Shareholder Servicing Fee" subcaption of "Other Expenses" in the "Annual Fund Operating Expenses" table does not include distribution or other expenses expected to be incurred by the Fund under a plan adopted pursuant to Rule 12b-1 under the 1940 Act.

     RESPONSE. The Trust confirms that the "Shareholder Servicing Fee" subcaption of "Other Expenses" in the "Annual Fund Operating Expenses" table does not include distribution or other expenses expected to be incurred by the Fund under a plan adopted pursuant to Rule 12b-1 under the 1940 Act.

3. COMMENT. Please illustrate supplementally the methodology used to calculate the "Management Fee" shown in the "Annual Fund Operating Expenses" table using hypothetical sub-advisory fee rates and sub-adviser asset allocations, and consider clarifying the methodology in the prospectus. Please also confirm that the Fund's prospectus would be supplemented to revise the "Management Fee" if the fee incurred by the Fund becomes materially higher than that disclosed in the prospectus.

     RESPONSE. The "Management Fee" is calculated by adding the 0.01% annual advisory fee rate to the aggregate annual sub-advisory fee rate, which is calculated based on the sub-advisory fee rate of, and the amount of assets expected to be allocated to, each sub-adviser. For example, if the Fund had four sub-advisers with annual sub-advisory fee rates of 0.15%, 0.23%, 0.28%, and 0.35%, respectively, and asset allocations of $30 million, $15 million, $20 million, and $35 million, respectively, the aggregate annual sub-advisory fee rate would be 0.258%, calculated as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                SUB-ADVISORY  FEE RATE
                    SUB-ADVISORY FEE RATE          ALLOCATED ASSETS      SUB-ADVISORY FEES            (AS A % OF
SUB-ADVISER      (AS A % OF ALLOCATED ASSETS)       ($ THOUSANDS)          ($ THOUSANDS)             FUND ASSETS)
------------------------------------------------------------------------------------------------------------------------------------
     A                 0.15%                            30,000                  45                      0.045%
------------------------------------------------------------------------------------------------------------------------------------
     B                 0.23%                            15,000                 34.5                    0.0345%
------------------------------------------------------------------------------------------------------------------------------------
     C                 0.28%                            20,000                  56                      0.056%
------------------------------------------------------------------------------------------------------------------------------------
     D                 0.35%                            35,000                 122.5                   0.1225%
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL                                               100,000                  258                     0.258%
------------------------------------------------------------------------------------------------------------------------------------

     Accordingly, the prospectus has been revised to state that the sub-advisory fee component of the "Management Fee" shown in the "Annual Fund Operating Expenses" table is "the aggregate management fee to be paid to the Fund's sub-advisers, based on the initial allocation of Fund assets among the sub-advisers as of the date of th[e] prospectus."

Trace Rakestraw, Esq.
August 18, 2016
Page 3



     The Trust also confirms that the prospectus would be supplemented to revise the "Management Fee" if the fee incurred by the Fund becomes materially higher than that disclosed in the prospectus.

4. COMMENT. Please confirm that the "Principal Investment Strategies" section includes only those instruments in which the Fund expects to invest principally.

     RESPONSE.  The  Adviser confirms that the "Principal Investment Strategies"
     section includes only those instruments in which the Fund expects to invest principally. The breadth of the "Principal Investment Strategies" results from the combination of the principal investment strategies of each of the Fund's sub-advisers.

5. COMMENT. Please confirm that the Fund will not directly invest more than 15% of its net assets in unregistered funds. Additionally, please confirm that the Fund will consider any such investments to be illiquid securities.

     RESPONSE. The Fund is not aware of any formal rule or other written SEC guidance that limits the Fund's investments in unregistered funds to 15% of its net assets. However, as a non-fundamental policy of the Fund, the Fund may not purchase an investment (including an unregistered fund) if, as a result, more than 15% of the value of the Fund's net assets would be invested in illiquid securities. The Fund does not consider unregistered funds to be per se illiquid securities. Rather, in determining the liquidity of the Fund's investment in a particular unregistered fund, the Adviser will consider all relevant information available to it regarding the Fund's investment in the unregistered fund, including, but not limited to, whether the unregistered fund offers daily or weekly liquidity to its investors. Notwithstanding the foregoing, the Adviser has no current intention of investing more than 15% of the Fund's net assets in unregistered funds.

6. COMMENT. In the "Principal Investment Strategies" section, please disclose whether the Fund will invest in any types of unregistered funds other than hedge funds as part of its principal investment strategies.

     RESPONSE. The parenthetical following the reference to unregistered funds in the section has been revised to read "(principally hedge funds)," because the Adviser does not currently expect investments in unregistered funds other than hedge funds to be part of the Fund's principal investment strategies.

Trace Rakestraw, Esq.
August 18, 2016
Page 4

7. COMMENT. Please confirm that any derivatives included as investments that satisfy the Fund's 80% test will be valued for purposes of the Fund's 80% test at their market, as opposed to notional, value.

     RESPONSE. The Adviser confirms that the Fund will generally use the market values of derivatives for purposes of its 80% test, but the Fund may use the notional values of derivatives for purposes of its 80% test in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% test. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund would typically expect to use that amount for purposes of its 80% test.

8. COMMENT. Please confirm that the Fund does not expect to invest in to-be-announced ("TBA") transactions as part of its principal investment strategies, or, alternatively, add appropriate disclosure.

     RESPONSE. The Adviser confirms that it does not currently expect investments in TBA transactions to be part of the Fund's principal investment strategies.

9. COMMENT. Please confirm that the Fund does not expect to invest more than 15% of its net assets in non-agency residential mortgage backed securities ("RMBS").

     RESPONSE. The Adviser confirms that it does not currently expect the Fund to invest more than 15% of its net assets in non-agency RMBS.

10. COMMENT. Please explain how the Fund will determine whether an issuer is an emerging market issuer.

     RESPONSE. The Fund will generally not determine whether an issuer is an emerging market issuer, because the Fund may invest in both developed and emerging market issuers.

11. COMMENT. Please explain supplementally how the Fund will meet its redemption obligations and other short term liquidity needs in light of the extended trade settlement periods to which bank loans may be subject, and disclose in the "Principal Risks" section that such extended trade settlement periods may impair the Fund's ability to meet its redemption obligations and other short term liquidity needs.

Trace Rakestraw, Esq.
August 18, 2016
Page 5

     RESPONSE. The Adviser currently expects the level of the Fund's investments in bank loans to be such that any delayed settlements would not impair the Fund's ability to meet its redemption obligations and other short term liquidity needs. However, the "Principal Risks" section has been revised to clarify that the proceeds from the sale of a bank loan would not be available to the Fund for making additional investments or meeting its redemption obligations during an extended trade settlement period.

12. COMMENT. Please confirm that "Money Markets Instruments Risk" is a principal risk of investing in the Fund.

     RESPONSE.  The  Adviser  confirms  that  "Money  Markets  Instruments
     Risk" is a principal risk of investing in the Fund, because investment in such instruments is part of the Fund's principal investment strategies.

13. COMMENT. Please consider revising "New Fund Risk" in the "Principal Risks" section to combine the risk that the Fund may not be successful in implementing its investment strategy with the risk that the Fund may not employ a successful investment strategy.

     RESPONSE. The Trust respectfully declines to make the requested change because it considers each of the aforementioned risks to be separate risks that investors bear because the Fund is new.

14. COMMENT. Please include a discussion of each of the Funds' "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. General Instruction C.3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Accordingly, while information relating to each of the Fund's principal risks has been included in response to Item 4, disclosure regarding a principal risk has not been included in response to Item 9 where such disclosure would be substantially similar to the Item 4 disclosure regarding the risk.

15. COMMENT. For each portfolio manager identified in response to Item 5(b) of Form N-1A, please state the portfolio manager's business experience during the past 5 years.

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Trace Rakestraw, Esq.
August 18, 2016
Page 6

     RESPONSE. The prospectus states the business experience during the past 5 years of each portfolio manager identified in response to Item 5(b).

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

16. COMMENT. In the "Description of Permitted Investments" section, please move the description of convertible securities out from under the "Equity Securities" heading given their classification by the Fund as fixed income securities.

     RESPONSE.  The  requested  change  has  been  made.

17. COMMENT. In the "Description of Permitted Investments" section, please revise the disclosure regarding the Fund's segregation of assets in connection with swap agreements to reflect Staff guidance regarding the segregation requirements that apply to swaps.

     RESPONSE. The Trust respectfully declines to revise the disclosure because it believes that the disclosure is consistent with the limited Staff guidance regarding the segregation requirements that apply to swaps. In 1989, the Staff first acquiesced to the segregation of the net amount due under an interest rate swap that required, by its terms, the netting of the payments that each party was required to make under the swap, when the Staff reviewed and commented on the disclosure in a fund's registration statement that explained what amount of assets the fund would segregate for the interest rate swap. See Eaton Vance Prime Rate Reserve, Registration Statement for Closed-End Investment Companies (Form N-2) (July 13, 1989). To the Trust's knowledge, the Staff has neither publicly confirmed that position in writing, nor publicly addressed in writing the segregation requirements that apply to other kinds of swaps.

18. COMMENT. In accordance with the terms of the "manager of managers" exemptive order granted by the SEC to the Adviser and the Trust on February 11, 2014, please disclose (i) any fees payable to an "affiliated person," as such term is defined in Section 2(a)(3) of the 1940 Act, of the Trust, the Fund or the Adviser other than by reason of solely serving as a sub-adviser to the Fund or as an investment adviser or sub-adviser to any series of the Trust other than the Fund (an "Affiliated Sub-Adviser"), (ii) the aggregate fees payable to the Adviser and any Affiliated Sub-Advisers, and (iii) the aggregate fees payable to the Fund's sub-advisers that are not Affiliated Sub-Advisers.

     RESPONSE. None of the Fund's sub-advisers is an Affiliated Sub-Adviser. However, the aggregate fees (as a percentage of the Fund's expected net assets) payable to the Fund's sub-advisers based on the initial allocation of Fund assets among sub-advisers as of the date of the prospectus and SAI has been added to the prospectus and SAI.

Trace Rakestraw, Esq.
August 18, 2016
Page 7

19. COMMENT. Please confirm that the Board has a process in place reasonably designed to evaluate whether a portion of the sub-accounting fees to be paid by the Fund will be used to pay directly or indirectly for distribution.

     RESPONSE. The Board has approved policies and procedures reasonably designed to evaluate whether a portion of the sub-accounting fees to be paid by the Fund will be used to pay directly or indirectly for distribution.

20. COMMENT. Please add the proxy voting policies and procedures of the Adviser and the Fund's sub-advisers to Appendix B.

     RESPONSE.  The  requested  change  has  been  made.

COMMENT ON PART C

21.  COMMENT. Please file the exhibits labeled (g)(2), (g)(3) and (h)(2)(vi).

     RESPONSE. The exhibits will be filed with the Trust's post-effective amendment no. 266.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Trace Rakestraw, Esq.
August 18, 2016
Page 8

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin